SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Home Loan Financial Corporation
(Name of Issuer)

Common Shares
(Title of Class of Securities)

437183   10   6
(CUSIP Number)

Terri R. Abare
Vorys, Sater, Seymour and Pease LLP
Suite 2100, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Section)(Section) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.   437183   10   6

1.   NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

            Robert D. Mauch

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   [  ]
      (b)   [  ]

3.   SEC USE ONLY:

4.   SOURCE OF FUNDS:

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):   [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER:	93,505
8.	SHARED VOTING POWER:	550
9.	SOLE DISPOSITIVE POWER:	93,505
10.	SHARED DISPOSITIVE POWER:	550

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            94,055

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES:   [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

            4.72%

14.   TYPE OF REPORTING PERSON:

            IN

Item 5.   Interest in Securities of the Issuer.

(a)   Mr. Mauch beneficially owns 94,055 shares, which is 4.72% of the total issued and outstanding common shares of the issuer.

(b)   Mr. Mauch has sole voting and dispositive power with respect to 18,147 shares, sole voting and limited dispositive power with respect to 75,358 shares held in the RRP, and shared voting and dispositive power with respect to 550 shares held by Mr. Mauch's spouse.

Mr. Mauch's wife is Marialice Mauch. Ms. Mauch is a citizen of the United States of America, and during the past five years, Ms. Mauch has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Mauch has the same address as Mr. Mauch and also works for Robert D. Mauch, CPA, Inc. as a bookkeeper.

(c)   During the last sixty days, Mr. Mauch earned 899 shares under the RRP pursuant to an award made on October 13, 1998, for no consideration. In addition, Mr. Mauch is entitled to exercise an option for 2,248 shares at $7.69 per share. Such option was awarded on October 13, 1998 pursuant to the Stock Option Plan. The RRP distributed 14,572 shares to participants.

(d)   Inapplicable.

(e)   Mr. Mauch ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of issuer on October 13, 1999, when 14,572 RRP shares were distributed to participants.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert D. Mauch
Signature

Robert D. Mauch
Name

November 5, 1999
Date